Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

CELLEBRITE DI LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENT

AS OF JUNE 30, 2026

UNAUDITED

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	June 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$141,250	$124,457
Short-term deposits	146,759	161,049
Marketable securities	154,522	151,544
Trade receivables (net of allowance for credit losses of $456 and $506 as of June 30, 2026 and December 31, 2025, respectively)	110,782	104,972
Prepaid expenses and other current assets	21,514	19,630
Contract acquisition costs	6,466	6,595
Inventories	8,388	7,603
Total current assets	589,681	575,850

Non-current assets
Other non-current assets	7,344	14,618
Marketable securities	103,185	97,959
Deferred tax assets, net	11,667	10,880
Property and equipment, net	24,552	22,209
Operating lease right-of-use assets	16,414	16,308
Intangible assets, net	121,909	81,469
Goodwill	119,559	119,559
Total non-current assets	404,630	363,002
Total assets	$994,311	$938,852

Liabilities and Shareholders’ equity

Current Liabilities
Trade payables	$18,113	$16,834
Other accounts payable and accrued expenses	77,009	71,244
Deferred revenues	263,350	277,583
Operating lease liabilities	5,736	3,996
Total current liabilities	364,208	369,657

Long-term liabilities
Other long-term liabilities	24,573	16,677
Deferred revenues	49,940	49,526
Operating lease liabilities	17,493	18,674
Total long-term liabilities	92,006	84,877

Total liabilities	$456,214	$454,534

Shareholders’ equity
Share capital, NIS 0.00001 par value; 3,454,112,863 shares authorized, 250,827,709 and 248,622,818 shares issued and 250,785,933 and 248,581,042 shares outstanding as of June 30, 2026 and December 31, 2025, respectively	* )	* )
Additional paid-in capital	605,809	568,721
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	1,602	2,220
Accumulated deficit	(69,229)	(86,538)

Total shareholders’ equity	538,097	484,318

Total liabilities and shareholders’ equity	$994,311	$938,852

*)	Less than 1 USD

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2026	2025

Revenue:
Subscription services	$194,234	$157,502
Term-license	43,109	41,288
Other non-recurring	7,580	7,703
Professional services	14,516	14,332
Total revenue	259,439	220,825

Cost of revenue:
Subscription services	30,219	16,954
Other non-recurring	7,261	6,499
Professional services	10,147	11,714
Total cost of revenue	47,627	35,167

Gross profit	$211,812	$185,658

Operating expenses:
Research and development, net	71,833	55,888
Sales and marketing	86,975	77,453
General and administrative	36,936	25,632
Total operating expenses	195,744	158,973

Operating income	$16,068	$26,685
Financial income, net	8,753	13,434
Income before tax	24,821	40,119
Tax expense	7,512	3,243
Net income	$17,309	$36,876

Income per share
Basic	$0.07	$0.15
Diluted	$0.07	$0.15

Weighted average shares outstanding
Basic	247,047,007	238,811,210
Diluted	252,436,239	249,410,357

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2026	2025

Net income	$17,309	$36,876

Change in foreign currency translation adjustment	859	(1,707)

Change in unrealized (losses) gains on marketable securities:
Unrealized (losses) gains arising during the period	(1,314)	103

Net change (net of tax effect of $- and $35)	(1,314)	103

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains arising during the period	2,733	2,857
Less -reclassification adjustment for net losses realized and included in net income	(2,896)	(700)

Net change (net of tax effect of $22 and $(294))	(163)	2,157

Total other comprehensive (loss) income	(618)	553

Comprehensive income	$16,691	$37,429

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	Six months ended June 30, 2026
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Other comprehensive income	Accumulated deficit	Total

Balance as of December 31, 2025	248,581,042	*	)	$568,721	$(85)	$2,220	$(86,538)	$484,318
Exercise of share option, vested RSUs, PSUs and ESPP	2,204,891	*	)	7,130	—	—	—	7,130
Share-based compensation expense	—	—		29,958	—	—	—	29,958
Other comprehensive loss	—	—		—	—	(618)	—	(618)
Net income	—	—		—	—	—	17,309	17,309
Balance as of June 30, 2026	250,785,933	*)		$605,809	$(85)	$1,602	$(69,229)	$538,097

	Six months ended June 30, 2025
	Ordinary Shares Amount	Share Capital		Additional paid in capital	Treasury Share	Other comprehensive income	Accumulated deficit	Total

Balance as of December 31, 2024	234,524,697	*	)	$498,883	$(85)	$2,086	$(164,864)	$336,020
Exercise of share option, vested RSUs, PSUs and ESPP	6,440,131	*	)	17,377	—	—	—	17,377
Share-based compensation expense	—	—		17,587	—	—	—	17,587
Issuance of Price Adjustment Shares	3,504,278	*	)	—	—	—	—	—
Other comprehensive income	—	—		—	—	553	—	553
Net income	—	—		—	—	—	36,876	36,876
Balance as of June 30, 2025	244,469,106	*	)	$533,847	$(85)	$2,639	$(127,988)	$408,413

*)	Less than 1 USD

Cellebrite DI Ltd. and its Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
(U.S Dollars in thousands, except share and per share data)

	For the six months ended
	June 30,
	2026	2025

Cash flow from operating activities:

Net income	$17,309	$36,876
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	29,633	17,587
Amortization of premium, accretion of discount and accrued interest on marketable securities	(1,385)	(1,725)
Depreciation and amortization	15,920	5,223
Interest income from short-term deposits	(3,529)	(4,683)
Deferred income taxes	(765)	(1,773)
Increase in trade receivables	(5,629)	(9,210)
(Decrease) increase in deferred revenue	(12,874)	3,302
Decrease in other non-current assets	299	995
(Increase) decrease in prepaid expenses and other current assets	(613)	2,732
Changes in Operating lease right-of-use assets	2,113	2,226
Changes in Operating lease liabilities	(1,660)	(1,711)
Increase in inventories	(715)	(534)
Increase (decrease) in trade payables	1,194	(1,212)
(Decrease) increase in other accounts payable and accrued expenses	(3,495)	5,470
Increase (decrease) in other long-term liabilities	1,671	(102)
Net cash provided by operating activities	37,474	53,461

Cash flows from investing activities:

Capital expenditures	(6,109)	(5,947)
Cash paid in conjunction with acquisitions, net of acquired cash	(15,278)	—
Purchase of intangible assets	(15,619)	—
Investment in marketable securities	(124,625)	(183,146)
Proceeds from maturities of marketable securities	60,945	59,623
Proceeds from sales of marketable securities	55,546	31,166
Investment in short-term deposits	(82,000)	(84,000)
Redemption of short-term deposits	99,819	96,377
Net cash used in investing activities	(27,321)	(85,927)

Cash flows from financing activities:

Exercise of options to shares	4,251	15,117
Proceeds from Employee Share Purchase Plan	2,868	2,329
Net cash provided by financing activities	7,119	17,446

Net increase (decrease) in cash and cash equivalents	17,272	(15,020)
Net effect of currency translation on cash and cash equivalents	(479)	2,584
Cash and cash equivalents at beginning of period	124,457	191,659
Cash and cash equivalents at end of period	$141,250	$179,223

Supplemental cash flow information:
Income taxes paid (received)	$10,535	$(8,073)
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$2,219	$13,141

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 1. General

Cellebrite DI Ltd. (the “Company”), an Israeli company, was incorporated on April 13, 1999 as a private company, and began its operations in July 1999. The Company, which established its leadership in digital forensics suite of solutions, now offers customers an end-to-end AI powered Digital Investigation Platform. The Company’s Digital Investigation Platform allows public and private sector customers around the world to collect, review, analyze, and manage digital data across the investigative lifecycle to advance legally sanctioned investigations. The Company’s largest shareholder is SUNCORPORATION, a public company traded in the Japanese market (see also Note 13).

On April 8, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Merger Agreement”) with TWC Tech Holdings II Corp. (“TWC”), a special purpose acquisition company and publicly listed on the Nasdaq Global Select Market, and Cupcake Merger Sub, Inc., a new wholly-owned subsidiary of Cellebrite (the “Merger Sub”). On August 30, 2021, the Merger was consummated. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub merged with and into TWC, the separate corporate existence of Merger Sub ceased and TWC became the surviving corporation and a wholly-owned subsidiary of the Company (the “Merger”). The security holders of TWC became security holders of the Company. In December 2023, TWC was dissolved.

Note 2. Summary of Significant Accounting Policies

A.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2025. Results for the six months ended June 30, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2025 have been applied consistently in these unaudited interim condensed consolidated financial statements.

Restricted Sponsor Shares liability and Price Adjustment Shares liability

The Company issued 7,500,000 restricted ordinary shares (the “Restricted Sponsor Shares”) to TWC Tech Holdings II, LLC, structured to vest in three tranches of 3,000,000, 3,000,000, and 1,500,000 shares upon the Company’s Ordinary Share price reaching $12.50, $15.00, and $30.00, respectively, during the period between the closing date of the business combination and the five year anniversary of such closing date (the “Price Adjustment Period”). Additionally, up to 15,000,000 ordinary shares (the “Price Adjustment Shares”) were allocated to pre-merger shareholders, vesting in three tranches of 5,000,000 shares each at price thresholds of $12.50, $15.00, and $17.50 per share. During the year ended December 31, 2024, following the achievement of the $12.50, $15.00 and $17.50 thresholds, the Company issued an aggregate of 15,000,000 ordinary shares to holders of Price Adjustment Shares and released 6,000,000 Restricted Sponsor Shares. Upon meeting the second triggering event, the Company concluded that the remaining Restricted Sponsor Shares and Price Adjustment Shares were no longer required to be classified as a liability under ASC 815-40. As such, the Company reclassified the Restricted Sponsor Shares and Price Adjustment Shares from liability to equity.

As of June 30, 2026, only the final tranche of 1,500,000 Restricted Sponsor Shares remains unvested, pending the achievement of the $30.00 share price target.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

B.	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods and accompanying notes. Actual results could differ from those estimates.

Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligation, the fair value of acquired intangible assets and goodwill in a business combination, share-based compensation, unrecognized tax benefits, marketable securities, fair value measurement of Restricted Sponsor Shares liability, Price Adjustment Shares liability and warrant liabilities.

C.	Fair value measurements

The Company accounts for fair value in accordance with ASC 820, “Fair Value Measurements and Disclosures”. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability used to measure fair value that are supported by little or no market activity and that are significant to the fair value of the asset or liability at measurement date.

The carrying value of cash and cash equivalents, short-term deposits, trade receivables, other receivables included within prepaid expenses and other current assets, trade payables, and employee-related and other financial liabilities included within other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of these instruments.

Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

D.	Trade Receivables

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, and other factors that may affect its ability to collect from customers. As of June 30, 2026 and December 31, 2025 the allowances for credit losses of trade receivable were $456 and $506 respectively.

The Company elected to apply the practical expedient for current trade receivables and assumed that current conditions as of the balance sheet date would not change for the remaining life of the assets. The Company writes off receivables when they are deemed uncollectible and after all collection efforts have been exhausted.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

E.	Business and Asset Acquisitions

The Company accounts for its business acquisitions in accordance with ASC No. 805, "Business Combinations." While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date, these estimates and assumptions are subject to refinement. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies` respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

The Company accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

F.	Concentrations of credit risk

Financial instruments that potentially expose the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade receivables and other receivables.

The majority of the Company’s cash and cash equivalents are invested in deposits mainly in dollars with major international banks. Generally, these cash and cash equivalents may be redeemed upon demand. Management believes that the financial institutions that hold the Company’s and its subsidiaries’ cash and cash equivalents are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these assets.

The Company’s trade receivables are geographically diversified and derived from sales to customers all over the world. The Company mitigates its credit risks by performing an ongoing credit evaluations of its customers’ financial conditions. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Company’s Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.

The Company enters into foreign currency forward and option contracts intended to protect cash flows resulting from scheduled payments such as payroll expenses against the volatility in value of forecasted non-dollar currency. The derivative instruments hedge a portion of the Company's non-dollar currency exposure.

G.	Recently issued accounting pronouncements

Recently adopted accounting pronouncements:

a.	In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company adopted ASU 2025-05 effective January 1, 2026, on a prospective basis. The Company adopted this guidance on January 1, 2026 on a prospective basis. The Company has elected the practical expedient provided by ASU 2025-05. Under this expedient, the Company assumes that economic conditions as of the balance sheet date remain unchanged for the remaining life of all current accounts receivable and current contract assets arising from transactions under ASC 606. The adoption did not have a material impact on the consolidated financial statements.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

b.	On March 31, 2026, the Israeli Knesset enacted Chapter J, the Law for the Encouragement and Incentivization of Research and Development (the “R&D Law”). The R&D Law introduces a refundable tax credit regime for qualifying research and development expenditures incurred in Israel. The R&D Law applies to qualifying R&D expenditures incurred beginning in the 2026 tax year and allows eligible companies, subject to meeting certain conditions, to offset Israeli income taxes or Israeli qualified domestic minimum top up tax (“QDMTT”), or alternatively to receive a government grant if the credit is not utilized.

The Company accounts for refundable tax credits that are not subject to the scope of ASC 740 using a grant accounting model, by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance, and recognizes such grants when the Company has reasonable assurance that it will comply with the grant’s conditions and that the grant will be received. Refundable tax credits are accounted for by analogy to government grants, as the Company can realize the benefit regardless of whether or not it has an income tax liability. Therefore, these amounts are not considered income taxes and fall outside the scope of Topic 740, Income Tax. Refundable tax credits are recorded in the interim consolidated financial statements in accordance with their purpose, generally as a reduction of research and development expenses, or a reduction of asset costs. For the six months ended June 30, 2026, the Company recorded $1,072 as a reduction to research and development expenses.

Recently issued accounting pronouncements not yet adopted:

a.	In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

b.	In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which modernizes the accounting for internal-use software costs to reflect incremental and iterative development methods. The amendments remove prescriptive development stages and require capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those years, with early adoption permitted and application on a prospective, modified retrospective, or retrospective basis. The Company is currently evaluating the impact of ASU 2025-06 on the consolidated financial statements and related disclosures.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 3. Acquisitions

Acquisition of SCG:

On March 1, 2026, the Company completed the acquisition of 100% of the shares of SCG Canada Inc. (“SCG”), a Canadian company specializing in hand-held digital forensic solutions that enable access to data from many of the most common unmanned aerial vehicles (“UAVs” or “drones”) for the extraction, decoding and visualization of forensic artifacts. The acquisition was completed to expand the Company’s digital forensic capabilities to include drone forensics.

The Company accounted for the acquisition as an asset acquisition. The total cost allocated to the acquired technology intangible asset, before recognition of the related deferred tax liability, was $17,265. This amount consisted of cash consideration paid at closing of $15,293, deferred consideration of $1,707 payable on March 1, 2027, and direct transaction costs of $341, partially offset by net liabilities acquired of $76. A deferred tax liability of $6,225 was recognized at the applicable Canadian statutory rate, resulting in a gross intangible asset of $23,490, amortized on a straight-line basis over five years.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 4. Marketable securities

Marketable securities consisted of the following:

	As of June 30, 2026
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Unaudited)
Corporate bond	$91,620	$21	$(252)	$91,389
Agency bond	59,284	1	(323)	58,962
Treasury bills	24,423	—	(53)	24,370
US Government bond	77,451	27	(301)	77,177
Commercial paper	5,809	—	—	5,809
Total	$258,587	$49	$(929)	$257,707

	As of December 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bond	$87,587	$250	$(16)	$87,821
Agency bond	47,390	25	(36)	47,379
Treasury bills	28,392	19	(2)	28,409
US Government bond	80,890	196	(2)	81,084
Commercial paper	4,810	—	—	4,810
Total	$249,069	$490	$(56)	$249,503

As of June 30, 2026 and December 31, 2025, no continuous unrealized losses for twelve months or greater were identified.

The following table summarizes the Company’s marketable securities by contractual maturities:

	June 30, 2026	December 31, 2025
	(Unaudited)
Due in 1 year or less	$154,522	$151,544
Due in 1 year through 2 years	103,185	97,959
Total	$257,707	$249,503

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 5. Derivative Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in other comprehensive income and reclassified into statement of comprehensive income (loss) in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

The Company entered into option and forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured at fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income and reclassified as Cost of revenues and Operating expenses, at the time that the hedged income/expense is recorded.

	Net Notional amount		Fair value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	(Unaudited)		(Unaudited)
Option contracts to hedge payroll
expenses NIS	$18,322	$35,433	$1,134	$1,461
Forward contracts to hedge payroll
expenses NIS	20,182	11,024	423	321
	$38,504	$46,457	$1,557	$1,782

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of June 30, 2026, the Company expects to reclassify all of its unrealized gains and losses from other comprehensive income to earnings during the next twelve months. The fair value of the Company's outstanding derivative instruments on June 30, 2026 and December 31, 2025 is summarized below:

		Fair value of derivative instruments
		June 30,	December 31,
		2026	2025
	Balance Sheet line item	(Unaudited)
Derivative assets and liabilities:
Foreign exchange option contracts	Prepaid expenses and other current assets	$1,169	$1,704
Foreign exchange forward contracts	Prepaid expenses and other current assets	512	321
Foreign exchange option contracts	Other account payable	(36)	(243)
Foreign exchange forward contracts	Other account payable	$(88)	$—

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

The effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the six months ended June 30, 2026 and 2025, is summarized below:

	Amount of gain recognized in other comprehensive income on derivative, net of tax
	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Derivatives in foreign exchange cash flow hedging relationships:
Forward contracts	$733	$727
Option contracts	2,000	2,130
	$2,733	$2,857

Derivatives in foreign exchange cash flow hedging relationships for the six months ended June 30, 2026 and 2025, is summarized below:

		Amount reclassified from other comprehensive income into income (expenses), net of tax
		Six months ended June 30,
		2026	2025
	Statements of income line	(Unaudited)	(Unaudited)
Option contracts to hedge payroll	Cost of revenues and operating expenses	$(2,254)	$(614)
Forward contracts to hedge payroll	Cost of revenues and operating expenses	(642)	(86)
		$(2,896)	$(700)

Note 6. Leases

The Company entered into operating leases primarily for offices. The leases have remaining lease terms of up to 10.4 years, some of which may include options to extend the leases for up to an additional 2 years.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Operating lease cost	$2,427	$2,678
Short-term lease cost	504	145
Variable lease cost	57	147
Total net lease costs	$2,988	$2,970

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Supplemental balance sheet information related to operating leases is as follows:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Operating lease ROU assets	$16,414	$16,308
Operating lease liabilities, current	$5,736	$3,996
Operating lease liabilities, long-term	$17,493	$18,674
Weighted average remaining lease term (in years)	7.52	7.98
Weighted average discount rate	4.58%	4.65%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of June 30, 2026, are as follows:

Operating Leases
2026	$2,339
2027	5,776
2028	2,974
2029	2,437
2030	2,492
Thereafter	12,376

Total undiscounted lease payments	28,394
Less: imputed interest	(5,165)

Present value of lease liabilities	$23,229

Note 7. Commitments and contingent liabilities

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company would accrue a liability for the estimated loss. As of June 30, 2026 and December 31, 2025, the Company is not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

Note 8. Shareholders’ equity

a.	Ordinary Shares

As of June 30, 2026 and December 31, 2025, the Company was authorized to issue 3,454,112,863 ordinary shares, par value NIS 0.00001 per share. The voting, dividend and liquidation rights of the holders of the Company’s ordinary shares are subject to and qualified by the rights, powers and preferences of the holders of the preferred shares as set forth below.

Ordinary Shares confer upon its holders the following rights:

i.	The right to participate and vote in the Company’s general meetings. Each ordinary share will entitle its holder, when attending and participating in the voting to one vote;

ii.	Dividends or distribution shall be paid or be made to the holders of ordinary shares and shall be in an amount equal the product of the dividend or distribution payable or made on each ordinary share determined as if all preferred shares had been converted into ordinary shares and the number of ordinary shares issuable upon conversion of such preferred share, in each case calculated on the record date for determination of holders entitled to receive such dividend or distribution; and

iii.	The right to a share in the distribution of the Company’s excess assets upon liquidation pro rata to the par value of the shares held by such holder.

b.	Option Plan and RSUs:

On August 5, 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Share Incentive Plan”). The 2021 Share Incentive Plan provides for the grant of share options (including incentive share options and non-qualified share options), ordinary shares, RSUs, PSUs, and other share-based awards.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

A summary of the status of options under the 2021 Shares Incentive Plan as of June 30, 2026 and changes during the relevant period ended on that date is presented below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)
	(Unaudited)
Outstanding at December 31, 2025	4,605,544	$6.35	6.18
Exercised	693,253	6.18
Forfeited	55,313	7.24
Outstanding at June 30, 2026	3,856,978	$6.36	5.963
Exercisable at June 30, 2026	3,035,523	$5.76	5.686

A summary of the status of RSUs and PSUs under the 2021 Share Incentive Plan as of June 30, 2026 and changes during the relevant period ended on that date is presented below:

	Number of RSUs and PSUs	Weighted - average fair value
	(Unaudited)
Unvested at December 31, 2025	8,019,347	$13.16
Granted	4,665,025	12.03
Vested	1,577,470	12.41
Forfeited	518,672	13.27
Unvested at June 30, 2026	10,588,230	$12.77

The weighted average fair value at grant date of RSUs and PSUs granted for the six months ended June 30, 2026 and 2025 was $12.03 and $22.73, respectively.

c.	2021 Employee Share Purchase Plan:

On August 5, 2021, the Company adopted the 2021 Employee Share Purchase Plan (the “ESPP”).

As of June 30, 2026, the aggregate number of ordinary shares that may be issued pursuant to rights granted under the ESPP is 2,218,509 Shares. In addition, on the first day of each calendar year beginning on January 1, 2023 and ending on and including January 1, 2033, the number of Shares available for issuance under the ESPP shall be increased by that number of shares equal to the lesser of (a) 1.0% of the ordinary shares outstanding on the last day of the immediately preceding calendar year, as determined on a fully diluted basis, and (b) such smaller number of shares as may be determined by the Company’s Board of Directors. If any right granted under the ESPP shall for any reason terminate without having been exercised, the shares not purchased under such right shall again become available for issuance under the ESPP.

d.	The total equity-based compensation expense related to all of the Company's equity-based awards recognized for the six months ended June 30, 2026 and 2025 was comprised as follows:

	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cost of revenues	$1,349	$1,577
Research and development	10,612	4,532
Sales and marketing	6,692	6,438
General and administrative	10,980	5,040
	$29,633	$17,587

As of June 30, 2026, there were unrecognized compensation costs of $108,877, which are expected to be recognized over a weighted average period of approximately 2.63 years.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 9. Net income per share

The following table sets forth the computation of basic earnings and losses per share:

	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Basic earnings per share:
Numerator:
Net income	$17,309	$36,876
Basic net income attributable to Restricted Sponsor shares and Restricted Share awards	178	228
Basic net income attributable to Ordinary Shareholders	17,131	36,648

Denominator:
Weighted average number of Ordinary Shares used in computing basic net income per share	247,047,007	238,811,210
Basic net income per share of Ordinary Shareholders	$0.07	$0.15

Diluted earnings per share:
Numerator:
Basic net income attributable to Ordinary Shareholders	17,131	36,648
Reallocation of net income attributable to Restricted Sponsor shares and Restricted Share awards	4	—
Diluted net income attributable to Ordinary Shareholders	17,135	36,648

Denominator:
Weighted average number of shares used in basic computation	247,047,007	238,811,210
Weighted-average effect of dilutive securities:
Employee share options and RSU’s	5,389,232	10,599,147
Weighted average number of Ordinary shares used in computing diluted net income per share	252,436,239	249,410,357
Diluted net income per share of Ordinary Shareholders	$0.07	$0.15

The potentially dilutive Ordinary shares underlying options to purchase ordinary Shares, RSU’s and PSU’s that were excluded from the computation amounted to 9,056,648 and 1,639,060 for the six months ended June 30, 2026 and 2025, respectively.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 10. Fair value measurements

The following table presents information about the Company’s assets and liabilities fair value at June 30, 2026 and December 31, 2025, and indicates the fair value hierarchy of the valuation inputs that the Company utilized to determine such fair value:

	As of June 30, 2026
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$54,894	$—	$—	$54,894
Commercial deposits	—	19,268	—	19,268
Marketable securities:
Corporate and Agency bonds	—	150,351	—	150,351
Treasury bills	—	24,370	—	24,370
US Government bonds	—	77,177	—	77,177
Commercial paper	—	5,809	—	5,809
Foreign currency derivative contracts	—	1,681	—	1,681

Total financial assets	$54,894	$278,656	$—	$333,550

Liabilities:
Earn-out	—	—	(1,401)	(1,401)
Foreign currency derivative contracts	—	(124)	—	(124)

Total financial liabilities	$—	$(124)	$(1,401)	$(1,525)

	As of December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$60,651	$—	$—	$60,651
Commercial deposits	—	11,508	—	11,508
Marketable securities:
Corporate and Agency bonds	—	135,200	—	135,200
Treasury bills	—	28,409	—	28,409
US Government bonds	—	81,084	—	81,084
Commercial paper	—	4,810	—	4,810
Foreign currency derivative contracts	—	2,025	—	2,025

Total financial assets	$60,651	$263,036	$—	$323,687

Liabilities:
Earn-out	—	—	(1,401)	(1,401)
Foreign currency derivative contracts	—	(243)	—	(243)

Total financial liabilities	$—	$(243)	$(1,401)	$(1,644)

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 11. Revenues

Disaggregation of Revenues

The following table provides information about disaggregated revenue by geographical areas

	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Americas*	$135,256	$117,777
EMEA	90,125	75,882
APAC	34,058	27,166
Total	$259,439	$220,825

*	Primarily from the United States

Contract Balances

Receivables are recorded when the right to consideration becomes unconditional. Unbilled receivables represent the Company's unconditional right to consideration not yet invoiced while billed receivables include invoiced amounts.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The non-current portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $327,109 and $262,217 of deferred revenue as of December 31, 2025 and 2024, respectively, the Company recognized $178,334 and $140,962 as revenue during the six months ended June 30, 2026 and 2025, respectively.

The change in contract balances is consistent with the increase in the overall operation of the Company.

Remaining Performance Obligations

The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of June 30, 2026 and December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $370,434 and $405,678 respectively, which consists of both billed consideration in the amount of $313,290 and $327,109, respectively, and unbilled consideration in the amount of $57,144 and $78,568 respectively, that the Company expects to recognize as revenue. As of June 30, 2026, the Company expects to recognize the majority of its remaining performance obligations as revenue in the next 12 months.

Note 12. Financial income (expense), net

	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Financial income:
Interest on deposits and investments	$10,060	$11,196
Changes in exchange rates	2	1,672
Other	77	1,136

Financial expenses:
Bank charges	(77)	(85)
Changes in exchange rates	(1,114)	(405)
Other	(195)	(80)
	$8,753	$13,434

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements (Unaudited)
U.S. dollars (in thousands, except share and per share data)

Note 13. Transactions and Balances with Related Parties

SUNCORPORATION, the Company’s primary shareholder is also a reseller of the Company in the Japanese market.

a. Transactions with SUNCORPORATION

	Six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$3,632	$2,888

b. Balances with SUNCORPORATION

	June 30, 2026	December 31, 2025
	(Unaudited)
Trade Receivables	$728	$20

Note 14. Segment Information

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer. The CODM reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess financial performance and allocate resources.

There is no expense or asset information that is supplemental to those disclosed in these interim consolidated financial statements, which are regularly provided to the CODM. The allocation of resources and assessment of the performance of the operating segment is based on consolidated net income, as shown in the Company’s interim consolidated statements of operations. The CODM considers the operations in the annual forecasting process and reviews actual results when making decisions about allocating resources. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the interim consolidated financial statements.